UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 333-62484
CUSIP NUMBER 37249H 10 5

(Check One): [ ] Form 10-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR

For Period Ended: March 31, 2003
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Geocom Resources Inc.
Full Name of Registrant

Commerce Direct Inc.
Former Name if Applicable

Suite 413 - 114 West Magnolia Street
Address of Principal Executive Office (Street and Number)

Bellingham, Washington 98225
City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).
[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report on portion thereof, could not be filed within the prescribed time period.

We are unable to file, without unreasonable effort and expense, our Form 10-QSB Quarterly Report for the period ended March 31, 2003 due to our transition from our current principal independent accountants to our new principal independent accountants, as reported on our Current Report on Form 8-K, filed on May 9, 2003. We anticipate that our Form 10-QSB Quarterly Report, together with our unaudited quarterly financial statements, will be filed on or before the 5th calendar day following the prescribed due date of our Form 10-QSB.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
Andrew Stewart (Name)	604 (Area Code)	646-4923 (Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

Geocom Resources Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2003

/s/ Andrew B. Stewart
Andrew B. Stewart, Secretary and Director